Exhibit (a)(1)(M)

TO:

FROM:

SUBJECT: EXCHANGE OFFER: Paper Election and Withdrawal Form Available

DATE: January 28, 2010

If you are unable to make an election to tender eligible options, or to withdraw a previous election to tender eligible options, using the Exchange Offer website at https://mentor.equitybenefits.com/, you can submit your election, or withdraw a previous election, by facsimile. A paper election and withdrawal form is available on the Exchange Offer website at https://mentor.equitybenefits.com/ or by written request made by facsimile at (503) 685-1485. Please include your first and last name, telephone number, address and email address on any such request. You can submit the paper election and withdrawal form by facsimile at (503) 685-1485.